DESCRIPTION OF REGISTERED SECURITIES OF CIMPRESS N.V.

Our capital structure

Cimpress N.V.'s authorized share capital equals €2,000,000 and is divided in 100,000,000 ordinary shares, each with a nominal value of €0.01, and 100,000,000 preferred shares, each with a nominal value of €0.01. There are currently no preferred shares issued.

Cimpress N.V. has registered its ordinary shares pursuant to Section 12(b) of the Securities Exchange Act.

Voting rights

Each of our ordinary shares is entitled to one vote. Resolutions of the general meeting of shareholders are adopted by a simple majority in a meeting in which at least one third of Cimpress' capital is represented, except where Dutch law or our articles of association provide for a special majority.

According to our articles of association, the following decisions of the general meeting of shareholders require a majority of at least two-thirds of the votes cast, representing more than 50% of the issued share capital:

•	a resolution to cancel a binding nomination for the appointment of members of the Board of Directors

•	a resolution to appoint members of the Board of Directors in contravention of the list of nominees submitted by the Board

•	a resolution to dismiss or suspend members of the Board of Directors, other than pursuant to a proposal of the Board

In addition, our articles of association require a majority of at least two-thirds of the issued capital, if less than 50% of the issued share capital is represented for among other matters:

•
a resolution of the general meeting of shareholders regarding restricting and excluding pre-emptive rights, or decisions to designate the Board of Directors as the body authorized to exclude or restrict pre-emptive rights

•	a resolution of the general meeting of shareholders to reduce the outstanding share capital

•	a resolution of the general meeting of shareholders to merge or demerge

Pre-emptive rights

Without prejudice to the applicable legal provisions, upon the issue of ordinary shares for cash, each holder of ordinary shares has a pre-emptive right in proportion to the aggregate amount of ordinary shares held by him, her or it. The Board of Directors, if so authorized by the shareholders, may restrict or exclude shareholder pre-emptive rights. If the shareholders have not authorized the Board to restrict or exclude shareholder pre-emptive rights, then the general meeting of shareholders may itself vote to restrict or exclude pre-emptive rights, but only upon a proposal of the Board.

At our annual general meeting on November 13, 2018, our shareholders resolved to authorize the Board to restrict or exclude pre-emptive rights until May 13, 2020.

Rotating terms of Board of Directors

The members of our Board of Directors serve for rotating terms of up to three years.

Anti-takeover Foundation

An independent foundation, Stichting Continuïteit Cimpress (the “Foundation”), was established to safeguard the interests of Cimpress and its stakeholders and to assist in maintaining our continuity and independence. On November 16, 2009, we entered into a Call Option Agreement (the "Call Option") with the Foundation pursuant to which the Foundation may acquire a number of our preferred shares up to a maximum of the total number of our ordinary shares then outstanding at an exercise price of €0.01 per share. The Call Option held by the Foundation is designed to provide a protective measure against unsolicited take-over bids for Cimpress or other hostile threats through the issuance of preferred shares to the Foundation that would give the Foundation voting and dispositive power over up to 50% of our outstanding securities.